September 19, 2019

Prof. Ugur Sahin, M.D.
Chief Executive Officer
BioNTech SE
An der Goldgrube 12
D-55131 Mainz
Germany

       Re: BioNTech SE
           Registration Statement on Form F-1
           Filed September 9, 2019
           File No. 333-233688

Dear Dr. Sahin:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2019 letter.

Registration Statement on Form F-1

Dilution, page 103

1. Please explain why the pro forma net tangible book value per share does not include the receipt of proceeds of 190.2 million relating to ordinary shares registered before June 30,
       2019 under the Series B private placement that is included in the pro forma
       Capitalization.
 Prof. Ugur Sahin, M.D.
FirstName SE
BioNTech LastNameProf. Ugur Sahin, M.D.
Comapany 19, 2019
September NameBioNTech SE
Page 2
September 19, 2019 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Revenue, page 109

2. Please clarify in your disclosure that the significant increase in collaboration revenue from the Sanofi agreement in 2018 was due to a reimbursement of 50% of Cellscript sublicense costs pursuant to a separate Sub-sublicense agreement.
Biotech Business Unit
Comparison of the Six Months Ended June 30, 2019 and 2018
Revenue, page 115

3. You disclose that the increase in revenue in your Clinical segment from the six months ended June 30, 2018 to the six months ended June 30, 2019 was predominantly due to the progress of your collaboration agreement with Sanofi into the clinical stage from the research stage. However, the table on page 110 shows a decrease in revenue from the
         Sanofi agreement for those periods. Please clarify.
Business
Eli Lilly TCR Therapy Collaboration, page 206

4. We note your reference here to "low double-digit percentages." Please revise your disclosure to narrow the royalty range to no more than ten percentage points (for example, between twenty and thirty percent).
Penn Agreement, page 239

5. We note your response to our prior comment 4 and reissue in part. Please quantify more specifically the maximum aggregate milestone payments under the Penn Agreement, as opposed to providing a wide range of potential milestone payments of "up to an eight-
         figure dollar amount."
4 Revenue from contracts with customers, page F-44

6. We note your response to prior comment 5 and your revised disclosure. Please clarify in the disclosure that the reimbursement is for 50% of Cellscript sublicense costs as you stated in the response. Please also disclose that the Sub-sublicense Agreement is dated
         December 22, 2018.
 Prof. Ugur Sahin, M.D.
FirstName SE
BioNTech LastNameProf. Ugur Sahin, M.D.
Comapany 19, 2019
September NameBioNTech SE
Page 3
September 19, 2019 Page 3
FirstName LastName
        You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at
(202) 551-
3614 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch
Chief, at (202) 551-3469 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Healthcare &
Insurance
cc:      Eric Blanchard, Esq.